UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Fifth Street Finance Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

31678A103
(CUSIP Number)

MARC COLLINS
RIVERNORTH CAPITAL MANAGEMENT, LLC
325 N. LaSalle St., Suite 645
Chicago, Illinois 60654-7030
(312) 445-2251

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31678A103

1	NAME OF REPORTING PERSON RIVERNORTH CAPITAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,684,871
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,684,871
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,684,871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31678A103

1	NAME OF REPORTING PERSON RIVERNORTH INSTITUTIONAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,156,266
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,156,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,156,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31678A103

1	NAME OF REPORTING PERSON RIVERNORTH CORE OPPORTUNITY FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,043,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

____________________
* Possesses economic exposure to an aggregate of 1,043,000 shares (representing approximately less than 1% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 31678A103

1	NAME OF REPORTING PERSON RIVERNORTH/DOUBLELINE STRATEGIC INCOME FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,103,373*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON OO

____________________
* Possesses economic exposure to an aggregate of 1,103,373 shares (representing approximately less than 1% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 31678A103

1	NAME OF REPORTING PERSON RIVERNORTH CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,987,510
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,987,510
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,987,510*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%*
14	TYPE OF REPORTING PERSON IA

____________________
* Possesses economic exposure to an aggregate of 2,146,373 shares (representing approximately 1.4% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 31678A103

1	NAME OF REPORTING PERSON MURRAY R. WISE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 62,100
	8	SHARED VOTING POWER 19,300
	9	SOLE DISPOSITIVE POWER 62,100
	10	SHARED DISPOSITIVE POWER 19,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,400*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

____________________
* Consists of shares held directly by Murray Wise Associates, LLC, Crayton Road, LLC, and Wise Family Foundation, each an affiliate of Mr. Wise.  Mr. Wise may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Wise may be deemed to beneficially own such shares.

CUSIP NO. 31678A103

1	NAME OF REPORTING PERSON RANDY I. ROCHMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 158,804
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 158,804
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,804*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

____________________
* Consists of shares held directly by West Family Investments, Inc., an affiliate of Mr. Rochman. Mr. Rochman may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Rochman may be deemed to beneficially own such shares.

CUSIP NO. 31678A103

1	NAME OF REPORTING PERSON FRED G. STEINGRABER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31678A103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Fifth Street Finance Corp., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 777 West Putnam Avenue, 3rd Floor, Greenwich, Connecticut 06830.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	RiverNorth Capital Partners, L.P., a Delaware limited partnership (“RNCP”), with respect to the Shares directly and beneficially owned by it;

(ii)	RiverNorth Institutional Partners, L.P., a Delaware limited partnership (“RNIP”), with respect to the Shares directly and beneficially owned by it;

(iii)	RiverNorth Core Opportunity Fund, a series of RiverNorth Funds, and an Ohio business trust (“RNCO”), with respect to the Shares to which it has economic exposure;

(iv)	RiverNorth/DoubleLine Strategic Income Fund, a series of RiverNorth Funds, and an Ohio business trust (“RNSI”), with respect to the Shares to which it has economic exposure;

(v)
RiverNorth Capital Management, LLC, a Delaware limited liability company (“RiverNorth Management” and, collectively with RNCP, RNIP, RNCO and RNSI, “RiverNorth”), as the general partner and investment advisor for each of RNCP and RNIP, and the investment advisor for each of RNCO and RNSI;

(vi)	Randy I. Rochman, as a nominee for the Board;

(vii)	Fred G. Steingraber, as a nominee for the Board; and

(viii)	Murray R. Wise, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of RNCP, RNIP, RNCO, RNSI, and RiverNorth Management is 325 N. LaSalle St., Suite 645, Chicago, Illinois 60654.  The principal business address of Mr. Rochman is 1603 Orrington Avenue, Suite 810, Evanston, Illinois 60201.  The principal business address of Mr. Steingraber is 60 East Monroe Street, Apartment 7001, Chicago, Illinois 60603.  The principal business address of Mr. Wise is 1605 South State Street, Suite 110, Champaign, Illinois 61820.

CUSIP NO. 31678A103

(c)           RNCP and RNIP are private investment companies that were formed for the purpose of investing in securities and engaging in all related activities and transactions.  RNCO and RNSI are mutual funds that were formed for the purpose of investing in equity, fixed income and short-term securities.  The principal business of RiverNorth Management, a majority-owned subsidiary of RiverNorth Financial Holdings LLC, is providing discretionary investment management services.  RiverNorth Management is the general partner of, and serves as the investment adviser to, RNCP and RNIP; and RiverNorth Management serves as the investment advisor for RNCO and RNSI.  The principal occupation of Mr. Rochman is serving as the Chief Executive Officer of West Family Investments, Inc., an investment firm that focuses primarily on the “rebuilding” of the shadow banking system for mission critical assets.  The principal occupation of Mr. Steingraber is serving as Chairman of Board Advisors, LLC, a consulting firm that provides board representation and personal advisory consulting to boards of directors and senior management of for-profit and not-for-profit organizations.  The principal occupation of Mr. Wise is serving as Chairman and Chief Executive Officer of Murray Wise Associates, LLC, a leading transaction advisory, real estate and farm management services firm that specializes in land and agribusiness.

(d)           No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Wise, Rochman, and Steingraber are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of RNCP and RNIP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 2,684,871 Shares beneficially owned by RNCP is approximately 16,499,965, excluding brokerage commissions.1  The aggregate purchase price of the 4,156,266 Shares beneficially owned by RNIP is approximately $25,573,372, excluding brokerage commissions.

The Shares purchased by Mr. Rochman were purchased by an affiliate using working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A in the open market with personal funds.  The aggregate purchase price of the 158,804 Shares owned directly by Mr. Rochman is approximately $955,135, excluding brokerage commissions.  The Shares purchased by Mr. Wise were purchased in the open market with personal funds, except as otherwise noted in Schedule A annexed hereto.  The aggregate purchase price of the 81,400 Shares owned directly by Mr. Wise is approximately $497,320, excluding brokerage commissions.

____________________
1 The aggregate purchase price of the nominal Shares in connection with the swaps owned by RNCO is approximately $5,861,659, excluding brokerage commissions.  The aggregate purchase price of the nominal Shares in connection with the swaps owned by RNSI is approximately $6,200,956, excluding brokerage commissions.

CUSIP NO. 31678A103

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On November 6, 2015, RNIP delivered a letter (the “Nomination and Stockholder Proposal Letter”) to the Issuer nominating a slate of three (3) highly qualified director candidates, whom include Randy I. Rochman, Fred G. Steingraber, and Murray R. Wise (collectively, the “Nominees”), for election to the Board at the Issuer’s 2016 annual meeting of stockholders (the “Annual Meeting”), and submitting a business proposal seeking stockholder approval to terminate the Second Amended and Restated Investment Advisory Agreement, dated as of May 2, 2011, by and between the Issuer and Fifth Street Management LLC (the “Investment Advisory Agreement”), at the Annual Meeting.  The Reporting Persons believe that after years of underperformance by the Issuer under its external manager, Fifth Street Management LLC, it is in the best interest of the Issuer’s stockholders to terminate the Investment Advisory Agreement, and find a more suitable replacement that will put the Issuer on the right path for the maximization of stockholder value.

On November 16, 2015, RiverNorth delivered a letter to the Board, a copy of which is attached hereto as Exhibit 99.2 and is incorporated by reference.  In the letter, RiverNorth explained its reasons for seeking immediate Board representation and strategic changes at the Issuer.  RiverNorth also outlined in the letter the strategic changes that RiverNorth seeks the Issuer to implement immediately, which include: (i) the reduction of the Investment Advisory Agreement’s base management and incentive fees; (ii) the application of a total return high watermark to the Investment Advisory Agreement’s net investment income incentive fee calculation; and (iii) a significant increase to the size of the Issuer’s stock buyback program.

In the letter, RiverNorth also described its concerns regarding the current composition of the Board and the problematic Investment Advisory Agreement.  Specifically, RiverNorth expressed its belief that the Issuer’s significant underperformance is driven by problematic conflicts of interest on the Board and the Investment Advisory Agreement’s abusive management fee structure.  As RiverNorth sets forth in the letter, four (4) of the nine (9) members of the Board are also employed by the Issuer’s external manager and co-party to the Investment Advisory Agreement, Fifth Street Management LLC (“Fifth Street Management” or, the “External Manager”), who has handsomely profited from aggressive portfolio growth and exorbitant fees, while stockholders have suffered greatly under precipitously declining performance.  Also in the letter, RiverNorth described the Issuer’s underperformance as measured against all relevant benchmarks, and the Issuer’s negative short-term stock performance since the Issuer’s Chief Executive Officer, Todd Owens, assumed the role on January 22, 2015.

RiverNorth further stated in the letter that if the Issuer works with RiverNorth to immediately reconstitute the Board and fully implement the strategic changes that RiverNorth requires, then RiverNorth would be willing to withdraw its proposal to terminate the Investment Advisory Agreement at the 2016 Annual Meeting.  RiverNorth stated that it hopes the Issuer demonstrates an immediate willingness to work with RiverNorth now to unlock the Issuer’s intrinsic value, but, if not, RiverNorth is fully prepared to solicit the support of fellow stockholders to elect a new slate of directors and terminate the Investment Advisory Agreement.  The full text of the letter is attached hereto as Exhibit 99.2 and is incorporated by reference.

CUSIP NO. 31678A103

RiverNorth’s highly-qualified nominees include:

Randy I. Rochman currently serves as the Chief Executive Officer of West Family Investments, Inc., an investment firm that focuses primarily on the “rebuilding” of the shadow banking system for mission critical assets, a position that he has held since July 2007. Previously, Mr. Rochman served as the Vice President of (and had held various other positions within) the Investment Management Division of The Goldman Sachs Group, Inc. (NYSE: GS), from August 1981 to May 2007. Mr. Rochman passed the certified public accountants exam in May 1980. He has also served on several not-for-profit Boards of Directors, including the advisory board of Invest For Kids, Crohns/Colitis Foundation, the Silver Millhouse Condominium Association and FC Chicago Soccer Club. Mr. Rochman received a B.S. in Accounting from the University of Illinois, Champaign, and a M.M. in Finance from Northwestern University.

Fred G. Steingraber currently serves as Chairman of Board Advisors, LLC, a consulting firm that provides board representation and personal advisory consulting to boards of directors and top management of for-profit and not-for-profit organizations on issues facing such organizations and their boards, including corporate governance, organization, strategy, performance and executive compensation, a position that he has held since 2002. Mr. Steingraber has also served as Chairman and a Director of A.T. Kearney, Inc., a leading global management consulting firm, from May 1985 to December 2000; a Director of Continental AG (XETRA: CON) (supervisory board), a global supplier of automotive parts and components, from May 1999 to early 2009; a Director of Diamond Hill Financial Trends Fund, Inc. (NASDAQ:DHFT), a diversified, closed-end fund, and its predecessor companies including John Hancock Financial Trends Fund, Inc. (p/k/a Financial Trends Fund, Inc.) (NASDAQ: DHFT) and Southeastern Thrift and Savings Fund, Inc., from 1989 to March 2013, at which time the fund was liquidated, from approximately 1988 to 1998; a Director of Lawter International Inc., a manufacturer of printing-ink vehicles and specialty additives that was acquired by Eastman Chemical Co. in October 2000, from 1989 to 2006; a Director of Maytag Corporation, a former publicly-listed American home and commercial appliance brand, and a Director of 3i Group plc (LON: III), a multinational private equity and venture capital company, from 2001 to approximately 2009. Since 2004, Mr. Steingraber has served on the Board of Directors of Elkay Manufacturing Company, a manufacturer of stainless steel sinks, faucets and kitchen cabinets; since January 2013, Mr. Steingraber has served on the Board of Trustees of RiverNorth Funds, an open-end mutual fund complex. Over the course of his career, Mr. Steingraber has served on over twenty-five (25) not-for-profit boards of directors, including the Indiana University Foundation, the Indiana University Kelly School of Business, the University of Chicago Booth School of Business, the American Council for Germany, Beta Gamma Sigma National Scholastic Honorary, the Better Business Bureau, Children’s Memorial Hospital - Chicago, The Conference Board, the Economic Club of Chicago, the Executives Club of Chicago, Illinois Alliance for Economic Initiatives, the Illinois State Chamber of Commerce, the Mid-American Committee, The National Association of Manufactures, and Northwestern Healthcare Network. Mr. Steingraber received a B.S. in Economics and Business from Indiana University, Bloomington, and a MBA from the University of Chicago.

Murray R. Wise currently serves as Chairman and Chief Executive Officer of Murray Wise Associates, LLC, a leading transaction advisory, real estate and farm management services firm that specializes in land and agribusiness, selling more than $2.5 billion of land and agribusinesses in forty (40) States during the past twenty (20) years, a position that he has held since October 2010. Mr. Wise has also served as a Director of Century Realty Trust, which was a publicly-listed real estate investment trust that specialized in ownership of income-producing real properties, from March 2001 until October 2006, at which time Century Realty Trust was liquidated; and served on the Board of Directors of Westchester Group Investment Management, Inc., which is one of the largest agricultural asset management companies in the world, that was created out of a division of Westchester Group, Inc., from September 2010 until January 1, 2015. Since 2005, Mr. Wise has served on the Board of Directors of First American Bancorp, an Iowa chartered, privately held, full-service bank with fifty (50) locations in Iowa and Florida and more than $1 billion in assets; and since 2013, Mr. Wise has served on the Board of Directors of Champaign Stephens Family YMCA, an Illinois non-profit that promotes caring, honesty, respect and responsibility through programs that help build a healthy spirit, mind, and body. Previously, Mr. Wise served as Regional Manager of Allied Mills, a division of Continental Grain Company, a diversified conglomerate dedicated to working with its agricultural businesses to pursue strategic opportunities in protein-based businesses, from December 1975 to June 1976; Vice President of The Sandage Companies, a leading Midwestern farm real estate and real estate management firm, from July 1976 to February 1986; and Chairman and President of Westchester Group, Inc., which was previously a division of The Sandage Companies that later entered the agricultural asset management business, from June 1986 to October 2010, when Westchester Group, Inc. sold various of its divisions to Teachers Insurance and Annuity Association – College Retirement Equities Fund (TIAA–CREF). Mr. Wise received a B.S. degree in Agriculture from Iowa State University and an Executive MBA from the University of Illinois, Champaign.

CUSIP NO. 31678A103

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 153,340,371 Shares outstanding, as of August 7, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2015.

A.	RNCP

(a)	As of the close of business on November 16, 2015, RNCP beneficially owned 2,684,871 Shares.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,684,871
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,684,871

CUSIP NO. 31678A103

(c)	The transactions in the Shares by RNCP during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

B.	RNIP

(a)	As of the close of business on November 16, 2015, RNIP beneficially owned 4,156,266 Shares.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,156,266
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,156,266

(c)	The transactions in the Shares by RNIP during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

C.	RNCO

(a)	As of the close of business on November 16, 2015, RNCO beneficially owned 0 Shares.

Percentage: Approximately Less than 1%1

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by RNCO during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

D.	RNSI

(a)	As of the close of business on November 16, 2015, RNSI beneficially owned 0 Shares.

Percentage: Approximately Less than 1%2

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

____________________
1Possesses economic exposure to an aggregate of 1,043,000 shares (representing approximately less than 1% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

2 Possesses economic exposure to an aggregate of 1,103,373 shares (representing approximately less than 1% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 31678A103

(c)	The transactions in the Shares by RNSI during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

E.	RiverNorth Management

(a)
RiverNorth Management, (i) as the general partner of RNCP, may be deemed the beneficial owner of the 2,684,871 Shares owned by RNCP, (ii) as the general partner of RNIP, may be deemed the beneficial owner of the 4,156,266 Shares owned by RNIP, (iii) as the investment advisor of RNCO, may be deemed to have economic exposure to the 1,043,000 Shares that RNCO also has economic exposure, and (iv) as the investment advisor of RNSI, may be deemed to have economic exposure to the 1,103,373 Shares that RNSI also has economic exposure.

Percentage: Approximately 5.9%1

(b)	1. Sole power to vote or direct vote: 8,987,510
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,987,510
4. Shared power to dispose or direct the disposition: 0

(c)
RiverNorth Management has not entered into any transactions in the Shares during the past sixty (60) days.  The transactions in the Shares on behalf of each of RNCP, RNIP, RNCO, and RNSI during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

F.           Mr. Rochman

(a)	As of the close of business on November 16, 2015, Mr. Rochman beneficially owned 158,804 Shares.2

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 158,804
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 158,804

(c)	The transactions in the Shares by Mr. Rochman during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

____________________
1 Possesses economic exposure to an aggregate of 2,146,373 shares (representing approximately 1.4% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

2 Consists of shares held directly by West Family Investments, Inc., an affiliate of Mr. Rochman. Mr. Rochman may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Rochman may be deemed to beneficially own such shares.

CUSIP NO. 31678A103

G.           Mr. Steingraber

(a)	As of the close of business on November 16, 2015, Mr. Steingraber did not directly own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Steingraber has not participated in any transaction in the Shares during the past sixty (60) days.

H.           Mr. Wise

(a)	As of the close of business on November 16, 2015, Mr. Wise beneficially owned 81,400 Shares.1

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 62,100
2. Shared power to vote or direct vote: 19,300
3. Sole power to dispose or direct the disposition: 62,100
4. Shared power to dispose or direct the disposition: 19,300

(c)	The transactions in the Shares by Mr. Wise during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

As of the close of business on November 16, 2015, the Reporting Persons collectively beneficially owned an aggregate of 9,227,714 Shares, constituting approximately 6.0% of the Shares outstanding.2

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

____________________

1 Consists of shares held directly by Murray Wise Associates, LLC, Crayton Road, LLC, and Wise Family Foundation, each an affiliate of Mr. Wise.  Mr. Wise may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Wise may be deemed to beneficially own such shares.

2 Possesses economic exposure to an aggregate of 2,146,373 shares (representing approximately 1.4% of the outstanding shares) due to certain cash-settled total return swap agreements as further explained in Item 6.

CUSIP NO. 31678A103

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of RNCO and RNSI entered into certain cash-settled total return swap agreements (the “Swap Arrangements”) with an unrelated financial institution with respect to 1,043,000 and 1,103,373 notional Shares, respectively (together, the “Referenced Shares”). The Swap Arrangements provide each of RNCO and RNSI with economic results that are comparable to the economic results of ownership of the Referenced Shares, but do not provide either RNCO or RNSI or any other person with the power to vote or direct the voting of or to direct the purchase, sale or disposition of the Referenced Shares. The Swap Arrangements require cash settlement only and neither RNCO nor RNSI has any right to any kind of physical settlement. In addition, neither RNCO nor RNSI has the power to vote or direct the voting of or to direct the purchase, sale or disposition of shares of Shares, if any, that may be actually owned by the unrelated financial institution in connection with the Swap Arrangements.  The Reporting Persons disclaim beneficial ownership of the Referenced Shares.

On November 16, 2015, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer and (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”). The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, RiverNorth Management has agreed to indemnify each of Messrs. Rochman, Steingraber, and Wise against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing and Solicitation Agreement by and among RiverNorth Capital Management, LLC, RiverNorth Capital Partners, L.P., RiverNorth Institutional Partners, L.P., RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, Randy I. Rochman, Fred G. Steingraber and Murray R. Wise, dated November 16, 2015.

99.2	Letter to the Board of Directors, dated November 16, 2015.

99.3	Form of Indemnification Letter Agreement.

CUSIP NO. 31678A103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 2015

RiverNorth Capital Management, LLC

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer

RiverNorth Capital Partners, L.P.

By:	RiverNorth Capital Management, LLC, General Partner

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer

RiverNorth Institutional Partners, L.P.

By:	RiverNorth Capital Management, LLC, General Partner

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer

RiverNorth Core Opportunity Fund

By:	RiverNorth Capital Management, LLC, Investment Advisor

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer

RiverNorth/DoubleLine Strategic Income Fund

By:	RiverNorth Capital Management, LLC, Investment Advisor

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer

CUSIP NO. 31678A103

/s/ Randy I. Rochman
RANDY I. ROCHMAN

/s/ Fred G. Steingraber
FRED G. STEINGRABER

/s/ Murray R. Wise
MURRAY R. WISE

CUSIP NO. 31678A103

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

RANDY I. ROCHMAN1

77,574	6.0520	11/11/2015
17,899	5.9460	11/12/2015
40,004	5.9800	11/13/2015
23,327	6.0019	11/16/2015

MURRAY R. WISE

50,000	6.1200	11/09/2015
12,000	6.1200	11/09/2015
18,0002	6.0800	11/11/2015
1,0003	5.9700	11/12/2015
3004	5.9500	11/12/2015
100	5.9500	11/13/2015

RIVERNORTH CAPITAL PARTNERS, L.P.

(1,000)	6.3500	10/07/2015
58,683	5.6201	10/23/2015
63,846	5.6540	10/26/2015
243,851	5.5912	10/27/2015
61,590	5.6335	10/28/2015
88,741	5.6730	10/29/2015
169,243	5.6961	10/30/2015
58,554	5.7995	11/02/2015
189,961	5.8879	11/03/2015
77,776	5.9722	11/04/2015
216,909	6.0392	11/05/2015
82,281	6.1030	11/06/2015
30,506	6.1040	11/09/2015
44,592	6.0683	11/10/2015
116,212	6.0581	11/11/2015
22,128	5.9454	11/12/2015
143,978	6.0010	11/12/2015
44,698	6.0257	11/13/2015
57,779	6.0188	11/13/2015

____________________
1 Consists of shares held directly by West Family Investments, Inc., an affiliate of Mr. Rochman.  Mr. Rochman may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Rochman may be deemed to beneficially own such shares.

2 Consists of shares held directly by the Wise Family Foundation, an affiliate of Mr. Wise.  Mr. Wise may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Wise may be deemed to beneficially own such shares.

3 Consists of shares held directly by Crayton Road, LLC, an affiliate of Mr. Wise.  Mr. Wise may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Wise may be deemed to beneficially own such shares.

4 Consists of shares held directly by Murray Wise Associates, LLC, an affiliate of Mr. Wise.  Mr. Wise may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Wise may be deemed to beneficially own such shares.

CUSIP NO. 31678A103

RIVERNORTH INSTITUTIONAL PARTNERS, L.P.

(1,000)	6.3500	10/07/2015
102,926	5.6201	10/23/2015
105,928	5.6540	10/26/2015
403,337	5.5912	10/27/2015
102,084	5.6335	10/28/2015
147,074	5.6730	10/29/2015
280,565	5.6961	10/30/2015
90,691	5.7995	11/02/2015
120,260	5.8879	11/03/2015
120,433	5.9722	11/04/2015
335,825	6.0392	11/05/2015
127,374	6.1030	11/06/2015
47,203	6.1040	11/09/2015
69,031	6.0683	11/10/2015
179,326	6.0581	11/11/2015
223,556	6.0010	11/12/2015
34,872	5.9454	11/12/2015
68,555	6.0257	11/13/2015
88,812	6.0188	11/13/2015

RIVERNORTH CORE OPPORTUNITY FUND

(347,667)	5.5500	10/22/2015
(347,667)	5.6400	10/23/2015
(347,666)	5.6700	10/26/2015
347,667	5.5500	10/22/2015
347,667	5.6400	10/23/2015
347,666	5.6700	10/26/2015

RIVERNORTH/DOUBLELINE STRATEGIC INCOME FUND

(367,791)	5.5500	10/22/2015
(367,791)	5.6400	10/23/2015
(367,791)	5.6700	10/26/2015
367,791	5.5500	10/22/2015
367,791	5.6400	10/23/2015
367,791	5.6700	10/26/2015